UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Mondelez International, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

609207105

(CUSIP Number)

Stephen Fraidin

Steve Milankov

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

With a Copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

212-504-5757

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 609207105	Page 2

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 88,197,225
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 88,197,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,197,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON IA

(1)	Calculated based on 1,568,858,264 shares of Class A common stock, no par value, of Mondelez International, Inc., outstanding as of February 12, 2016, as reported in Mondelez International, Inc.’s annual report on Form 10-K for the period ended December 31, 2015.

13D

CUSIP No. 609207105	Page 3

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 88,197,225
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 88,197,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,197,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (2)
14	TYPE OF REPORTING PERSON OO

(2)	Calculated based on 1,568,858,264 shares of Class A common stock, no par value, of Mondelez International, Inc., outstanding as of February 12, 2016, as reported in Mondelez International, Inc.’s annual report on Form 10-K for the period ended December 31, 2015.

13D

CUSIP No. 609207105	Page 4

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 88,197,225
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 88,197,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,197,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (3)
14	TYPE OF REPORTING PERSON IN

(3)	Calculated based on 1,568,858,264 shares of Class A common stock, no par value, of Mondelez International, Inc., outstanding as of February 12, 2016, as reported in Mondelez International, Inc.’s annual report on Form 10-K for the period ended December 31, 2015.

13D

CUSIP No. 609207105	Page 5

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on August 6, 2015 (the Original Schedule 13D, as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”), by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to the Class A common stock, no par value (the “Common Stock”), of Mondelez International, Inc., a Virginia corporation (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

ITEM 1. SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented to add the following information:

As of March 16, 2016, the Reporting Persons beneficially own an aggregate of 88,197,225 shares of Common Stock (the “Subject Shares”), which number includes: (i) 22,942,225 shares of Common Stock, and (ii) 65,255,000 shares of Common Stock underlying American-style call options.

The Subject Shares represent approximately 5.6% of the issued and outstanding shares of Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information:

The Reporting Persons reduced their stake in the Issuer because the stake had become an outsized position of their portfolio in light of its initially large size and its outperformance relative to other holdings.

The Reporting Persons are reducing the position size for portfolio management purposes only.

13D

CUSIP No. 609207105	Page 6

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit 99.7, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Stock or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.7 attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.

13D

CUSIP No. 609207105	Page 7

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT

Item 7 of the Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.7     Trading data.

13D

CUSIP No. 609207105	Page 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2016

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

13D

CUSIP No. 609207105	Page 9

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of August 6, 2015, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman. *

Exhibit 99.2	Trading data.*

Exhibit 99.3	Form of Forward Purchase Contract.*

Exhibit 99.4	Form of Call Option Contract.*

Exhibit 99.5	Form of Amendment to Forward Purchase Contract.*

Exhibit 99.6	Trading data.*

Exhibit 99.7	Trading data.

*	Previously filed.